SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 07, 2017

I. Date, Time and Place: November 07, 2017, at 02:00 p.m., at Centro de Treinamento (CAE), in Av. Orlanda Bergamo, 490, Guarulhos, São Paulo, 07232-151, Brasil (“Company”). II. Calling: Carried out pursuant to article 19, paragraph 1, of the Company’s Bylaws. III. Attendance: The following directors were present: Messrs. Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, André Béla Jánszky, Francis James Leahy Meaney, Germán Pasquale Quiroga Vilardo, William Charles Carroll and Anna Luiza Serwy Constantino, representing, therefore, all the members of the Board of Directors of the Company. Representing the Management of the Company, Messrs. Paulo Sergio Kakinoff, Richard Freeman Lark Jr, Celso Guimarães Ferrer Junior, Eduardo José Bernardes Neto and Sergio Quito, also participated of the meeting. IV. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Graziela Galli Ferreira Barioni, to act as secretary of the meeting. V. Agenda: To pass the resolution on the following matters: (a) the approval of the Financial Statements of the Company for the third quarter of 2017, with limited revision by Ernst & Young Auditores Independentes S.S. (“EY”); (b) the granting of a guarantee by the Company to GLA in order to guarantee the compliance with its obligations referred to the standby letter issued with Banco Daycoval S.A., (c) the execution of two Credit Agreements, to be executed among the Company, Gol Linhas Aéreas S.A., stock company, under number CNPJ/MF nº 07.575.651/0001-59 (“GLA”), subsidiary of the Company, Crédit Agricole CIB (“CA-CIB”), and Export-Import Bank from United States (“Ex-Im Bank”), regarding payments for technical services to be performed on aircraft engines from GLA; (d) the execution of two Guaranty Agreements from the Company, CA-CIB and Ex-Im Bank in order to ensure compliance with the obligations assumed by GLA through `Promissory Notes, regarding payments for technical services to be performed on aircraft engines from GLA; (e) the execution of two Borrower Indemnity Agreement and Fee Letters containing the direct obligations from the Company in relation to the financial agreements for the maintenance on aircraft engines from GLA; and (f) the execution from the Directors of the Company of any others agreements, commitments or documents related to the financing of the repair services of GLA’s aircraft engines, guaranteed by Ex-Im Bank mentioned in the itens “c”, “d” e “e”  above. VI. Resolutions: After the necessary explanations were provided, and after detailed review of the documents referring to the matter hereof, were approved, by unanimous vote of presents: (a) the Financial Statements of the Company for the third quarter of 2017, with limited revision by EY. Accordingly, one copy of the Financial Statements, duly approved and initialed by the Chairman and the Secretary of the meeting, will be filed with the head-office of the Company and disclosed on the due date; (b) the granting of a guarantee by the Company to GLA in order to guarantee the compliance with its obligations referred to the standby letter issued with Banco Daycoval S.A., on July 28th, 2017, in the amount of R$ 9,994,610.62 (nine millions, nine hundred and ninety four thousand, six-hundred and ten reais, and sixty two cents); (c) the execution of two Credit Agreements, in the amount up to US$ 10,000,000 (ten million dollars) each, to be executed among the Company, Gol Linhas Aéreas S.A., stock company, under number CNPJ/MF nº 07.575.651/0001-59 (“GLA”), subsidiary of the Company, Crédit Agricole CIB (“CA-CIB”), and Export-Import Bank from United States (“Ex-Im Bank”), regarding payments for technical services to be performed on aircraft engines from GLA; (d) the execution of two Guaranty Agreements from the Company, CA-CIB and Ex-Im Bank in order to ensure compliance with the obligations assumed by GLA through `Promissory Notes, regarding payments for technical services to be performed on aircraft engines from GLA; (e) the execution of two Borrower Indemnity Agreement and Fee Letters containing the direct obligations from the Company in relation to the financial agreements for the maintenance on aircraft engines from GLA; and (f) the execution from the Directors of the Company of any others agreements, commitments or documents related to the financing of the repair services of GLA’s aircraft engines, guaranteed by Ex-Im Bank mentioned in the itens “c”, “d” e “e”  above. VII. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was suspended for time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures. Presiding Board: Constantino de Oliveira Junior – Chairman; Graziela Galli Ferreira Barioni. – Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, André Béla Jánszky, Francis James Leahy Meaney, Germán Pasquale Quiroga Vilardo, William Charles Carroll and Anna Luiza Serwy Constantino. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, November 07, 2017.

_________________________________ Constantino de Oliveira Junior Chairman	____________________________________ Graziela Galli Ferreira Barioni Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.